Exhibit 3

[Date]

Dear [Name],

We are pleased to share with you some exciting news about our parent company, NFP. NFP announced that it has entered into an agreement to be acquired by a controlled affiliate of Madison Dearborn Partners, LLC, a well-respected private equity investment firm with significant experience and expertise in the financial services sector. We are thrilled about this next chapter in NFP’s evolution, and we want to ensure you understand what this means for you.

While NFP’s ownership is changing, we are not changing what we do. Your day-to-day interactions with us will not change, and providing our clients exceptional service will remain at our core. Client contracts and points-of-contact will all remain the same.

Importantly, Madison Dearborn Partners is supportive of NFP’s business strategy, including our benefits, life insurance, wealth management, broker/dealer/RIA, and property & casualty businesses. This acquisition is a clear endorsement of the quality and success of NFP’s businesses and the value of our client-centric culture. We see this transaction as a very positive result of the success we have all built together, and we look forward to the opportunities we believe it will bring for our clients.

The transaction is still subject to shareholder approval and other customary closing conditions. Following the receipt of those approvals, the transaction is expected to close in the third quarter.

Should you have any questions about today’s news, please feel free to reach out to me directly. We look forward to continuing to work with you and appreciate the trust you have placed in [firm name] and NFP.

Sincerely,

[Insert name]